May 6, 1997



Lois D. Cashell, Secretary
Federal Energy Regulatory Commission
888 First Street, N.E.
Washington, D. C.  20426


RE:  Entergy Power Marketing Corp.
     Docket No. EG95-87-000

Dear Ms. Cashell:

I am writing to advise the Federal Energy Regulatory Commission ("Commission") that Entergy Power Marketing Corp. ("EPMC") no longer seeks to maintain its status as an exempt wholesale generator ("EWG") effective as of March 24, 1997. EPMC is required by Section 365.8 of the Commission's regulations to make this notification within 60 days of the date that its status changed 18 C.F.R. $365.8 (1997).

EPMC applied for and received a determination of EWG status in Docket No. EG95-87-000. EPMC has determined that it no longer seeks to maintain its status as an EWG. Accordingly, EPMC hereby informs the Commission that it has ceased to be an EWG effective as of March 27, 1997.

Yours truly,

/s/ Michael A. Bardee

Michael A. Bardee